Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES EXTENSION OF EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2% SENIOR NOTES DUE 2003 AND
10 1/4% SENIOR NOTES DUE 2006

Mexico City, April 4, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) announced today that it has extended the expiration date of its previously announced exchange offers and consent solicitations for all of its outstanding 9 1/2 percent Senior Notes due 2003 and its 10 1/4 percent Senior Notes due 2006 until 5:00 p.m., New York City time, on April 17, 2003. As of 5:00 p.m., New York City time, on April 3, 2003, approximately 34.65 percent of the outstanding 2003 notes, or $61,289,000 principal amount, had been tendered and not withdrawn, and 87.11 percent of the outstanding 2006 notes, or $174,216,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

In conjunction with this extension of the exchange offers, Grupo TMM is providing withdrawal rights to all holders of 2003 notes and 2006 notes, including those whose notes have previously been tendered. Withdrawal rights will expire at 5:00 p.m., New York City time, on the Expiration Date. Any questions as to withdrawal of notes may be directed to the Information Agent at the numbers below. In addition, Grupo TMM has filed today with the Securities and Exchange Commission a Prospectus Supplement, which includes additional disclosure about the company.

Salomon Smith Barney Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.

The exchange offers and consent solicitations are made solely by the prospectus dated March 5, 2003, as amended by the Prospectus Supplement dated April 4, 2003. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.